

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 8, 2016

John C. Rickel
Chief Financial Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

> **Re:** **Group 1 Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **Form 10-Q for the Period Ended March 31, 2016**
> **Filed May 3, 2016**
> **Form 8-K Filed on April 27, 2016**
> **File No. 1-13461**

Dear Mr. Rickel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

1. Given the challenging economic environment in Brazil, tell us what consideration you gave to disclosing additional information and trends specific to the inventory of your Brazilian reportable segment. For example, to the extent that inventory turnover or new and used vehicle days' supply was materially different than your other reportable segments, we believe such information would provide useful information to investors and enable them to see the company through the eyes of management.

<u>Financial Statements for the Year Ended December 31, 2015</u>

<u>15. Asset Impairments, page F-33</u>

2. We note that you recorded approximately 98%, 73%, and 83% of your asset impairments that occurred during fiscal years 2015, 2014, and 2013, respectively, during the fourth quarter, the quarterly period in which you test goodwill and indefinite-lived intangible assets for impairment. Please address the following comments related to your impairment testing:

- We note that your fiscal 2015 impairments primarily relate to approximately $80 million of goodwill and franchise right impairments associated with your Brazilian operations. Given the challenging economic environment in Brazil, including the ongoing recession, sales declines, and the expiration of the government sponsored auto purchase tax incentive at the end of 2014, tell us in sufficient detail why an impairment charge and/or, if applicable, interim impairment test was not necessary prior to the fourth quarter. In doing so, clarify if you regularly update and assess estimates in the first three quarters of your fiscal year. If so, tell us the circumstances that changed from prior periods that culminated in an impairment being necessary in the fourth quarter of 2015 and not in an earlier period.

- Tell us in sufficient detail the events that would cause you to test your indefinite-lived intangible assets, reporting units, and long-lived assets for impairment between your year-end assessment and/or testing dates. See ASC 350-30-35-18, 350-20-35-28 through -32, and 360-10-35-21.

- Provide us with a summary of any material indefinite-lived intangible assets, reporting units, or long-lived assets tested for impairment on an interim basis during fiscal years 2015 and 2014. Where available, provide us with the carrying value and derived fair value of each asset and/or reporting unit and clarify the events that caused you to test each asset and/or reporting unit for impairment.

- We did not see any cautionary disclosure within your third quarter 2015 Form 10-Q regarding the potential for imminent material impairment charges. Clarify why cautionary disclosures were not necessary and why this quarterly filing indicates that there were no significant changes to your critical accounting policies since your 2014 Form 10-K.

<u>22. Condensed Consolidating Financial Information, page F-41</u>

3. Please confirm that you meet the criteria of Rule 3-10(f)(1-3) of Regulation S-X to provide condensed consolidating financial information.

Form 10-Q for the Period Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

4. It appears you present several new non-GAAP measures at the segment level in your filing, such as adjusted SG&A expenses, adjusted income from operations, and adjusted net income. We also note your statement that these measures "are not measures of financial performance under U.S. GAAP." Please confirm our assumption that this statement is meant to convey that these measures are non-GAAP financial performance measures.

Form 8-K Filed April 27, 2016

5. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, please revise future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than you do to the most directly comparable GAAP measures. We refer you to your references to adjusted net income and adjusted diluted earnings per common share in the bolded headline and opening paragraph of your earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products